VIA EDGAR	October 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Benjamin Holt and Ms. Mary Beth Breslin

Re: Willow Lane Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 12, 2024

CIK No. 0002032379

Ladies and Gentlemen:

Willow Lane Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 24, 2024, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on August 12, 2024 (the “Draft Registration Statement”). This letter will be filed concurrently with the filing of a registration statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted August 12, 2024

Cover Page

1.	Please revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by the non-managing sponsor investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement to address the Staff’s comment.

2.	We refer to the paragraph beginning, “Our sponsor and members of our management team . . . .” Please expand the cross-reference to also refer to your discussion of conflicts of interest in the summary section. See Item 1602(a)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement to address the Staff’s comment.

Summary, page 1

3.	Please revise to balance your discussion of the prior SPAC/de-SPAC experience of your management team to disclose redemption levels in connection with each of the initial business combination transactions disclosed on pages 3 and 4 and to briefly describe the material terms of each transaction. In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 48. Finally, please revise under “Our Company” on page 3 to explain how the SPAC business combinations your management team participated in “created value for shareholders.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 6 and 95 of the Registration Statement to address the Staff’s comment.

4.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities or through loans, and that you intend to target an initial business combination with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 9 of the Registration Statement to address the Staff’s comment.

5.	Please revise the table on page 10 to include the anti-dilution adjustment of the founder shares and the payment of consulting, success or finder fees. Please revise the disclosures outside of the table to describe the extent to which the conversion of the working capital loans into private placement warrants may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10 and 96 of the Registration Statement to address the Staff’s comment.

Appointment and removal of directors . . ., page 18

6.	Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 34, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares. Ability to extend time to complete business combination, page 20

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 18, 26, 34, 108, and 138 of the Registration Statement to address the Staff’s comment.

7.	Please expand to disclose whether there are any limitations on extensions of time to complete an initial business combination, including the number of times you may seek to extend. See Regulation S-K Item 1602(b)(4).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 7, 20, 83, and 133 of the Registration Statement to address the Staff’s comment.

Conflicts of Interest, page 30

8.	Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on pages 29-30, including the repayment of up to an aggregate of $300,000 in loans made to you by your sponsor. Please also revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 30 and 31 of the Registration Statement to address the Staff’s comment.

Summary of Risk Factors, page 33

9.	Please expand your fifth summary risk factor to specifically highlight that you may not need any public shares in addition to the founder shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 33 and 34 of the Registration Statement to address the Staff’s comment.

10.	Please expand your disclosure to add a summary risk factor highlighting the risks related to the non-managing sponsor investors’ expression of interest, as you explain on pages 67-68.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 33 of the Registration Statement to address the Staff’s comment.

We may issue additional Class A ordinary shares or preference shares . . ., page 49

11.	We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 50 of the Registration Statement to address the Staff’s comment.

We may not be able to complete an initial business combination . . ., page 56

12.	With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person. Additionally, please revise or advise regarding your statement that, in the event you are required to liquidate because of failure to obtain any required approvals within the requisite time period, your warrants “may” be worthless. It is unclear how the warrants would retain any value if the company were required to liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 56 and 57 of the Registration Statement to address the Staff’s comment.

Risk Factors

Risks Relating to our Management Team, page 63

13.	We note the disclosure on page 11 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 63 of the Registration Statement to address the Staff’s comment.

Dilution, page 84

14.	Please revise here, and elsewhere as appropriate, to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued by highlighting that you may need to do so because you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you explain elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 84 of the Registration Statement to address the Staff’s comment.

Our Sponsor, page 95

15.	Please revise the table on page 95 to include the payment of consulting, success or finder fees, as referenced on pages 29 and 126. See Item 1603(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 10 and 95 of the Registration Statement to address the Staff’s comment.

16.	Please revise the table on page 96 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. In addition, as applicable, please explain whether or how the transfer restrictions disclosed on page 96 relate to the non-managing sponsor investors’ expression of interest.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 52, 97, 131 and 132 of the Registration Statement to address the Staff’s comment.

Management, page 119

17.	Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. For instance, please ensure you have described the experience for each individual for the past five years. See Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 3, 4, 93, 94 and 119 of the Registration Statement to address the Staff’s comment.

Executive Officer and Director Compensation, page 121

18.	Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation SK.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9 and 95 of the Registration Statement to address the Staff’s comment.

Conflicts of Interest, page 124

19.	Please revise your disclosure to clarify whether each of Mr. Peng or Mr. Stevens has fiduciary duties or contractual obligations to other entities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 124 of the Registration Statement to address the Staff’s comment.

20.	Please revise to state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement to address the Staff’s comment.

Principal Shareholders, page 128

21.	Please revise the narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing sponsor investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 128 of the Registration Statement to address the Staff’s comment.

Expression of Interest, page 130

22.	Based on the expression of interest of the non-managing sponsor investors, and your disclosure that the non-managing investors will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9 and 95 of the Registration Statement to address the Staff’s comment.

General

23.	Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 9 and elsewhere). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement to address the Staff’s comment.

24.	Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 21, 67, 130 and 168 of the Registration Statement to address the Staff’s comment.

25.	Please revise to disclose whether the non-managing sponsor investors’ membership interest units are subject to any transfer restrictions, such as a lock-up agreement. We note your disclosure on page 17 that except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under “Restrictions on Transfers of Founder Shares and Private Placement Warrants.” However, such disclosure does not appear to address the non-managing sponsor investors’ membership interest units in the sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 52, 97, 131 and 132 of the Registration Statement to address the Staff’s comment.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Willow Lane Acquisition Corp.
By:	/s/ B. Luke Weil
Name:	B. Luke Weil
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP